UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 December 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No.

 1. Director Shareholding dated 02 November 2004
 2. Additional Listing dated 04 November 2004
 3. Director Shareholding dated 08 November 2004
 4. Director Shareholding dated 09 November 2004
 5. Future preference share issue dated 10 November 2004
 6. Director Shareholding dated 11 November 2004
 7. Property Index Certificates dated 12 November 2004
 8. Redemption of Notes dated 16 November 2004
 9. Statement re Possible Offer dated 22 November 2004
10. Director Shareholding dated 24 November 2004
11. Redemption of Notes dated 25 November 2004


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 01, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: December 01, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

Exhibit No. 1.


                                                                 2 November 2004

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 1 November 2004 that it had on 27 October 2004 exercised its discretion and released a total of 5,253 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 115,789,162 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 2


Barclays PLC


Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 2,000,000 Ordinary shares of 25p each under the Barclays Incentive Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.



Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exhibit No. 3


                                                                 8 November 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. Barclays PLC was notified on 5 November 2004 that on 1 November 2004, Mr D L Roberts, a director of Barclays PLC, exercised options granted under the Barclays PLC 1991 SAYE Share Option Scheme and received 944 shares in Barclays PLC at a price of 356.00p per share.

2. The trustee of the Barclays Group Sharepurchase Plan informed the Company on 8 November 2004 that it had on 8 November 2004 purchased, and now held as bare trustee under the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 557.50p per share:



    Director           Number of Shares
    Mr C J Lendrum     23
    Mr J S Varley      23
    Mr D L Roberts     23
    Mr G A Hoffman     23



The revised total shareholding for each director following these transactions is as follows:



Director             Beneficial Holding     Non Beneficial
                                            Holding
Mr C J Lendrum       239,308                -
Mr J S Varley        329,764                -
Mr D L Roberts       63,304                 -
Mr G A Hoffman       167,837                -



In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 115,789,162 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4


                                                                 9 November 2004

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 8 November 2004 that it had on 3 November 2004 exercised its discretion and released a total of 20 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 115,789,142 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 5



                                                                10 November 2004

                                Barclays Bank PLC

Barclays Bank PLC has mandated Barclays Capital Securities Limited as sole bookrunner and sole lead manager for an institutionally-targeted benchmark issue of callable Euro core Tier 1 preference shares. The transaction is expected to be rated Aa3/A+/AA- and will be launched following a European roadshow, subject to market conditions.


For further information, please contact:

Cathy Turner
Head of Investor Relations, Barclays PLC
Tel: ++ 44 (0) 207 699 3638

Exhibit No. 6


                                                                11 November 2004

                                  Barclays PLC

         Notification of director's interests: Companies Act 1985 s.329

Leigh Clifford, a director of Barclays PLC, notified the Company on 11 November 2004 that on 10 November 2004 he had purchased 2,000 ordinary shares in the Company at a price of 560.5p per share.

Following this transaction, Mr Clifford has a total beneficial interest in 2,000 ordinary shares in Barclays PLC.

Exhibit No. 7


                      BARCLAYS PROPERTY INDEX CERTIFICATES

                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index




                                                            IPD Annual Capital   IPD Annual
                                                               Growth Index1     Index1

Dec 2002 (as certified by IPD March 2003)                      200.90647          853.53947
Dec 2003 (as certified by IPD February 2004)                   208.76776          946.69827


                                                          Monthly Proxy Capital   Monthly Proxy
                                                               Growth Index2       Index2

September 2004 (as certified by IPD October 2004)                 224.8             1067.3
October 2004 (as certified by IPD November 2004)                  226.4             1080.5



                                                            Capital Growth        Total Return

In month of October 2004                                           0.7%             1.2%
In 2004 to end October                                             8.5%             14.1%




Source: Investment Property Databank Limited ("IPD")



Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.



2. IPD compiles monthly indices as proxies for the Annual Index (the " Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.



Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.


Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone: 020- 7747 1700.
Fax: 020-7839 7460.
Contact: Simon Redman or
Andrew Thomson
November 12th 2004

Exhibit No. 8


                                                                16 November 2004

                                Barclays Bank PLC
            Barclays redeems EUR150,000,000 Floating Rate Subordinated
                  Step-up Callable Notes due 2009 (the "Notes")
                               ISIN: XS0102578910


Barclays Bank PLC announced today, 16 November 2004, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 15 November 2004.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit No. 9



                                                                22 November 2004

                 A BARCLAYS STATEMENT - ABSA DISCUSSIONS UPDATE

As part of its interim results announcement today, the South African bank ABSA Group Limited (ABSA) provided an update on discussions with Barclays Bank PLC (Barclays) regarding a possible acquisition of a majority stake in ABSA by Barclays.

Shareholders are advised that these discussions have progressed well between ABSA and Barclays and also with the major shareholders of ABSA. The due diligence is complete and progress has been made in advancing discussions with the appropriate regulatory authorities, although no formal applications have yet been made.

The price at which any formal offer may be made may or may not be at a premium to the current market price bearing in mind the significant rise in ABSA's share price since the start of discussions regarding a possible offer.

For further information, please contact:


Investor Relations:



Cathy Turner             +44 (0) 20 7699 3638

Media Relations:

Chris Tucker              +44 (0) 20 7699 3161

Pam Horrell               +44 (0) 20 7699 2659


Exhibit No. 10



                                                                24 November 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 23 November 2004 that it had between 16 November 2004 and 17 November 2004 exercised its discretion and released a total of 14,816 ordinary shares in Barclays PLC. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 23 November 2004 that it had on 18 November 2004 exercised its discretion and released a total of 7,550 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 115,766,776 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 11


                                                                25 November 2004

                                 Barclays Bank PLC
            Barclays redeems US$115,000,000 Floating Rate Subordinated
               Step-up Callable Notes due November 2009 (the "Notes")
                                 ISIN: XS0103258389

Barclays Bank PLC announced today, 25 November 2004, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 24 November 2004.

The Notes will be cancelled and there are no further Notes outstanding.